



Multimedia



April 28, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of each of the documents listed below, which constitute information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release in connection with the Company's share buyback programme; and

2. A notice to shareholders in connection with the Company's share buyback programme.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosures

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Sociedade Aberta - Pessoa Colectiva Nº 504 453 513 - Capital Social 42.323.600 euros - Mat. Nº 8357 - 4ª Secção da CRCL

EXHIBIT 1



Multimedia

RELEASE

PT Multimedia Annual General Shareholders' Meeting approves share buyback programme and the distribution of a dividend of 0.5 euros per share

Lisbon, Portugal, April 28, 2005 – PT-Multimédia – Serviços de Telecomunicações e Multimédia,SGPS, S.A. ("PT Multimedia") announced that all proposals were approved at the Annual General Shareholders' Meeting called for March 30, 2005 and postponed until today, as follows:

- PT Multimedia's management report, and the individual and consolidated financial statements for 2004.

- Application of the 2004 net income of Euro 110,083,898.41, as follows:
  - Euro 26,131,239.41 to be allocated to retained earnings;
  - Euro 5,504,195.00 for the legal reserve;
  - Euro 78,448,464.00 for distribution as dividends, equivalent to Euro 0.50 per share. Payment of this cash dividend is expected to occur on May 30, 2005 (ex-date: May 25, 2005).

- Vote of confidence in all members of the Board of Directors and the Statutory Audit Board.

- Election of Mr. Miguel Galvão Teles as Chairman of the General Meeting for the remainder of the 2004/2006 term of office, following the resignation of Mr. José Luís Sapateiro.

- Ratification of the election of Mr. António Domingues as non-executive member of the Board of Directors for the remainder of the 2004/2006 term of office, following the resignation of Mr. Fernando Maria Costa Duarte Ulrich.

- Authorisation for the acquisition and sale of treasury shares (up to 10% of PT Multimedia's share capital), bonds and other securities.

- Amendment to the articles of association, including:

  - amendment to number 2 of article 4 and number 4 of article 12 of the articles of association in order to allow, upon completion of the share buyback program, the execution of a one-for-two share split;

- addition of number 3 to article 4 of the articles of association conferring the Board of Directors with power to pass resolutions on share capital increases through contributions in cash, in one or more stages, up to 20 million Euros, provided such an increase has been sanctioned by the Supervisory Board;

- amendment to number 2 and addition of number 3 to article 7 and amendment to article 8 of the articles of association conferring the Board of Directors with power to issue warrants on the company's securities and to execute purchase and sale transactions in connection with such securities;

- amendment to numbers 2 and 3 and addition of number 11 to article 12 of the articles of association, in order to decrease from 15 days to 5 business days the period of time during which PTM shares cannot be traded prior to participation in General Meetings and to permit the exercise of voting rights by courier or through the use of electronic means in respect of all matters set out in the agenda.

- Approval of a share buyback programme, through the issuance of European-style put warrants, consisting of the allocation to each shareholder of one warrant for each share held. The warrants will entitle shareholders to the following: (i) for every ten put warrants, shareholders opting for physical settlement of warrants will have the right to dispose of one PT Multimedia share at the price of 21.50 Euro per share; or (ii) shareholders opting for financial settlement of warrants will receive a cash payment for each warrant equal to the difference, if any, between the strike price and the reference price of PT Multimedia shares to be determined by the Board of Directors, multiplied by the ratio of warrants to shares, provided that such difference, if any, is a positive number.

  Any put warrants not exercised on the exercise date will be deemed automatically exercised on such date by way of financial settlement.

- Authorisation for the acquisition by PT Multimedia of its own shares in connection with the share buyback programme. Acquisition of up to 5,130,453 PT Multimedia shares equivalent to 3.27% of PT Multimedia's share capital was authorised, corresponding to the maximum possible physical settlements of the put warrants, taking into consideration the fact that Portugal Telecom, SGPS, S.A. and Totta Ireland, PLC, waived their right to physical settlement of the warrants to be allocated to them.

  The listing on the Eurolist by Euronext of 51,304,533 warrants to be allocated to the remaining shareholders was requested.

  The remaining terms and conditions of the issue and admission to listing of the put warrants were determined by PT Multimedia's Board of Directors in a meeting that took place after the General Meeting of Shareholders. Such terms and conditions are set forth in a notice disclosed today.

  As resolved by the General Meeting of Shareholders, the issuance of the warrants will only take place if, prior to the issue date, in any trading day, the closing quotation of PT Multimedia shares on the Eurolist by Euronext is not equal to or less than 16.26 Euro. If this condition is not met, the resolution to issue warrants will not be executed.

The issuance of warrants is also conditioned upon the commercial registration of the amendment to the articles of association necessary for such issuance as approved by the General Meeting of Shareholders mentioned above.

- A reduction in the share capital of PT Multimedia, through the cancellation of PT Multimedia shares to be acquired as a result of the share buyback, up to 2,565,226.50 Euros, was approved.

U.S. Restrictions

Because of U.S. securities laws considerations, the share buyback programme will not be made available to shareholders located in the United States or to U.S. persons (as such terms are defined in Regulation S under the U.S. Securities Act). Accordingly, the put warrants will not be issued into the United States or to a U.S. person and may not be exercised (whether by physical or financial settlement) from within the United States or by a U.S. person or sold or transferred in the United States. No cash or other consideration will be distributed to shareholders in the United States or to U.S. persons in lieu of the put warrants.

This press release is for release outside the United States only and may not be distributed in the United States. This press release is not an offer of securities for sale or a solicitation to tender securities in the United States. The put warrants may not be offered or sold in the United States absent registration or an exemption from registration. The put warrants have not been and are not being registered under the U.S. Securities Act and neither PT Multimedia nor any other person intends to make a public offer of securities of PT Multimedia in the United States.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

EXHIBIT 2

 Multimedia

RELEASE

NOTICE TO THE SHAREHOLDERS OF PT-MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A. REGARDING THE ALLOCATION OF WARRANTS FOR PT MULTIMEDIA SHARES

Lisbon, April 28, 2005 – PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimedia"), in its capacity as Issuer, hereby informs its shareholders that, pursuant to the resolutions taken on this day, April 28, 2005, by the General Meeting of Shareholders and by the Board of Directors, this company will issue 156,896,928 warrants for its own shares, which will be allocated to the shareholders of PT Multimedia.

According to the resolutions of the relevant corporate bodies, on May 5, 2005, one warrant will be allocated and credited to the accounts of the shareholders of PT Multimedia for each PT Multimedia share deposited into an account opened with a qualified financial intermediary as of May 4, 2005.

April 29, 2005 is the last day on which PT Multimedia shares will be traded on the Euronext Lisbon stock exchange with a right to allocation of the warrants. As of May 2, 2005 (inclusive), the shares of PT Multimedia will be traded on the stock exchange ex-rights to the warrants.

The minimum quantity of warrants to be exercised by each holder on the exercise date will be 10 warrants or a multiple of 10 if physical settlement is opted for, or 1 warrant in the case of financial settlement.

The warrants to be issued are put warrants, with a strike price of 21.50 Euro per share and a ratio of 0.1. Accordingly, the warrants will entitle each holder to (i) for every ten warrants, dispose of one PT Multimedia share at the price of 21.50 Euro per share, if physical settlement is opted for; or (ii) receive, for each warrant, the reimbursement value in cash, if financial settlement is opted for. The reimbursement value will be equal to the amount, before commissions and taxes, resulting from the difference, if any, between the strike price and the reference price (as defined below), multiplied by the ratio, provided that the reimbursement value is not a negative number. The reference price will be the average weighed quotation of PT Multimedia shares on the Eurolist by Euronext on the exercise date, which is May 23, 2005. The reference price will be disclosed on CMVM's information release system and on the institutional site of PT Multimedia (www.pt-multimedia.pt), and it will be sent to Euronext Lisbon on May 23, 2005, after market closing.

These are European-style warrants, which may only be exercised on the exercise date, which is May 23, 2005. Any shareholders that have not opted for physical settlement of their warrants by the exercise date shall be deemed to have automatically exercised such warrants by way of financial settlement.

Registration of the warrants with Central de Valores Mobiliários has already been requested. Listing of the warrants, other than warrants allocated to certain shareholders who waived physical settlement prior to issuance of the warrants (as described below), has been requested on the Eurolist by Euronext.

The holders of warrants may exercise these securities on the exercise date, or dispose of them on the Eurolist by Euronext between May 9 and 17, 2005, without limiting the ability of shareholders to trade such warrants outside of the regulated market in accordance with applicable laws. The warrants will only be traded on the Eurolist by Euronext up to close of trading on the fourth business day prior to the maturity date. The maturity date for the warrants will be May 23, 2005.

If opting for physical settlement of the warrants, the holder of the same will convey to a legally qualified financial intermediary an exercise notice specifying the quantity of shares subject to this settlement option. This exercise notice irrevocably binds the holder of the warrants to exercise such warrants upon physical settlement. Upon conveyance of such exercise notice, the holder of the warrants will not be entitled to trade such warrants or the underlying shares to be sold to PT Multimedia pursuant to the terms of the warrants, which shares must be blocked as of the exercise date.

Exercise notices must be received by the financial intermediaries by 3 p.m. (Lisbon time) on May 23, 2005.

Settlement will occur on the third business day following the maturity date, which is expected to be May 26, 2005, and it will be made through Interbolsa.

On May 24, 2005, the accounts of the holders of warrants who opted for physical settlement of the warrants will be debited the number of warrants subject to exercise and the number of PT Multimedia shares corresponding to such warrants.

The participant in the settlement system through which the payments of any amounts arising from the exercise of the warrants will be made will be Banco Espírito Santo de Investimento, S.A.

Upon settlement, Banco Espírito Santo de Investimento, S.A. will pay, on behalf of the Issuer, through a credit to the accounts of the financial intermediaries with the Bank of Portugal: (i) the amount of 21.50 Euro for each PT Multimedia share disposed of as a result of the physical settlement of the warrants, and (ii) the reimbursement value for financial settlement of the warrants that have not been physically settled.

The strike price may be changed if an adjustment/cancellation event in respect of PT Multimedia as set out in the listing prospectus for the warrants occurs. The prospectus will be made public on May 6, 2005, after its approval by CMVM (Securities Market Commission).
In addition, the calculation of the reimbursement value related to financial settlement of the warrants is subject to any adjustments occurring in the strike price and/or ratio, or other conditions of the warrants, as set out in the listing prospectus.

Prior to the issuance of the warrants, the shareholders, Portugal Telecom, SGPS, S.A. and Totta Ireland PLC irrevocably waived their right to physical settlement of the warrants allocated to them, and announced their intention to opt for financial settlement of such securities on the exercise date. As a result, no listing was requested for the warrants allocated to such shareholders and PT Multimedia filed an application for listing on the Eurolist by Euronext of 51,304,533 warrants.

A market making agreement with Banco Espírito Santo de Investimento, S.A. and Euronext Lisbon, is expected to be executed, with a view to providing liquidity to the warrants on the Eurolist by Euronext during the trading period.

The shares acquired by PT Multimedia as a result of the exercise of the put warrants by means of physical settlement will be cancelled through a reduction in the share capital of PT Multimedia as resolved by the General Meeting of Shareholders on April 28, 2005.

The dates included in this notice are dependent on the approval of the listing of the warrants on the Eurolist by Euronext.

As resolved by the General Meeting of Shareholders and by the Board of Directors of the Company, the warrants will only be issued if prior to the issue date, which is May 5, 2005, in any trading day, the closing quotation of PT Multimedia shares on the Eurolist by Euronext Lisbon is not equal to or less than 16.26 Euro. If this limit is reached, the resolution to issue the warrants will not be executed.

The issuance of warrants is conditioned upon the commercial registration of the amendment to the articles of association necessary for such issuance as approved by the General Meeting of Shareholders on April 28, 2005.

U.S. Restrictions

Because of U.S. securities laws considerations, the share buyback programme will not be made available to shareholders located in the United States or to U.S. persons (as such terms are defined in Regulation S under the U.S. Securities Act). Accordingly, the put warrants will not be issued into the United States or to a U.S. person and may not be exercised (whether by physical or financial settlement) from within the United States or by a U.S. person or sold or transferred in the United States. No cash or other consideration will be distributed to shareholders in the United States or to U.S. persons in lieu of the put warrants.

This press release is for release outside the United States only and may not be distributed in the United States. This press release is not an offer of securities for sale or a solicitation to tender securities in the United States. The put warrants may not be offered or sold in the United States absent registration or an exemption from registration. The put warrants have not been and are not being registered under the U.S. Securities Act and neither PT Multimedia nor any other person intends to make a public offer of securities of PT Multimedia in the United States.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.